

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

Via E-mail
Mr. Derek L. Gafford
Chief Financial Officer
TrueBlue, Inc.
1015 A Street
Tacoma, WA 98402

      Re: TrueBlue, Inc.
              Form 10-K for the Fiscal Year Ended December 27, 2013
              Filed February 20, 2014
              Form 10-Q for the Quarterly Period Ended March 28, 2014
              Filed April 28, 2014
              File No. 001-14543

Dear Mr. Gafford:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Larry Spirgel

                    Larry Spirgel
                    Assistant Director